SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______



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                              TAT Technologies Ltd.

6-K Items

1.   Announcement of November 18, 2008.




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                                                                          ITEM 1


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Announcement of November 18, 2008


TAT Technologies Limited announced today that on November 17, 2008, its Audit Committee and Board of Directors have approved, subject to shareholder approval, the Company's entering into a management services agreement with Isal Amlet Investments (1993) Ltd. ("Isal")as follows:


1. Isal currently provides, and will continue to provide, the Company with management services, including among others the following services:

         1.1 Strategic and business development consultation services, including among others, pursuit of business opportunities, investment consultation services, handling of fund raising etc.

         1.2 Public relations and investors relations consultation services, including handling of relationship with institutional investors and analysts.

         1.3 Financial consulting services, including advising the Company with respect to its relationships with banks and investment houses in Israel and abroad.

         1.4 Legal services and corporate secretarial services.

2. The management services will be provided to the Company from time to time, in accordance with the Company's needs.

3. The management services will be provided by officers of Isal who also serve as members of the boards of directors of the Company and its subsidiaries, and by other persons designated by Isal.

4. In consideration for the services the Company has agreed to pay Isal quarterly management fees of $100,000 plus VAT.

5. The term of the management services agreement will be for four years, effective October 1, 2008, which term may be extended subject to the receipt of written consent of each of the parties and all of the required approvals.

6. The Company's Audit Committee and Board of Directors will, on an annual basis, review the management services provided to the Company by Isal, in order to determine whether there has been a material change in the scope of the services that would require an amendment of the agreement. In the event that the Audit Committee and Board of Directors will determine that the agreement should be amended, the Company will take the required steps in order to obtain any approvals that are required in order to amend the agreement under Israeli law.

7. Each of the parties will have the right to terminate the agreement upon four months written notice.

         Under the Israeli Companies Law, the terms of an extraordinary transaction with a controlling shareholder must be approved by the audit committee, board of directors and the general meeting of shareholders. Accordingly, the terms of the management services agreement are subject to approval by the shareholders of the Company. The Company intends to issue a notice and proxy statement in connection with the approval of this related party transaction.



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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                  (Registrant)



                                            By: /s/Shmuel Fledel
                                                ----------------
                                                Shmuel Fledel
                                                Chief Executive Officer


Date: November 18, 2008